July 26, 2012

James B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission Mail Stop 6010 Washington, D.C. 20549

Re: ProAssurance Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 22, 2012 Form 8-K dated May 7, 2012 Filed May 7, 2012 File No. 001-16533

Dear Mr. Rosenberg:

We are in receipt of your letter dated June 27, 2012 and appreciate your comments with respect to the above listed reports of ProAssurance Corporation (the "Company").  We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the matters outlined in your letter.

Our responses to your comments are listed below, in the sequence of the comments in your letter, with each comment reprinted prior to our response in order to aid your review. We are providing the information that you requested and where you have requested revised disclosure we have provided our proposed revision and identified the filing in which we intend to include the disclosure.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.  We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to these filings.  We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

James B. Rosenberg

Comment 1:

Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided (used) by operating activities, investing activities and financing activities for all periods presented.  Your current disclosure only explains the changes in operating activities between 2011 and 2010.

Response to Comment 1:

We believe our current disclosure addresses the changes in cash provided (used) by financing and investing activities for the current period presented, but recognize that our disclosure could be reorganized and more clearly labeled to meet your request and make the discussion more understandable. In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, with respect to the request for an explanation of the changes in cash provided (used) by operating activities, investing activities and financing activities for all periods presented, we will make a disclosure that not only reorganizes and more clearly labels the information currently presented in the Liquidity and Capital Resources and Financial Condition section of Management’s Discussion and Analysis for the current period but also includes explanations of the changes in cash for all periods presented. We propose revising our future disclosure in our annual report on Form 10K, with our disclosure in quarterly reports on Form 10Q following the same format except abbreviated as appropriate for the quarterly report, as follows:

Liquidity and Capital Resources and Financial Condition

Overview

ProAssurance Corporation is a holding company and is a legal entity separate and distinct from its subsidiaries. Because the holding company has no other business operations, dividends from its operating subsidiaries represent a significant source of funds for its obligations, including debt service and dividends. At December 31, 2011, we held cash and liquid investments of approximately $341.5 million outside of our insurance subsidiaries that are available for use without regulatory approval. Our insurance subsidiaries, in aggregate, are permitted to pay dividends of approximately $275 million over the course of 2012 without the prior approval of state insurance regulators. However, the payment of any dividend requires prior notice to the insurance regulator in the state of domicile and the regulator may prevent the dividend if, in its judgment, payment of the dividend would have an adverse effect on the surplus of the insurance subsidiary. In 2011, our insurance subsidiaries paid dividends of $254.6 million, of which $19.9 million was an approved extraordinary dividend.

Operating Activities and Related Cash Flows

The principal components of our operating cash flows are the excess of premiums collected and net investment income over losses paid and operating costs, including income taxes. Timing delays exist between the collection of premiums and the payment of losses associated with the premiums. Premiums are generally collected within the twelve-month period after the policy is written while our claim payments are generally paid over a more extended period of time. Likewise, timing delays exist between the payment of claims and the collection of any associated reinsurance recoveries.

James B. Rosenberg

Our operating activities provided positive cash flows of approximately $159.4 million and $139.2 million for the years ended December 31, 2011 and 2010, respectively. Operating cash flows for 2011 and 2010 compare as follows:

(In millions)	Cash Flow Increase (Decrease)
Cash provided by operating activities year ended December 31, 2010	$139
Increase (decrease) in operating cash flows during 2011:
Decrease in premium receipts, exclusive of APS (1)	(22)
Increase in payments to reinsurers, exclusive of APS (2)	(3)
Decrease in losses paid, exclusive of APS (3)	44
Decrease in reinsurance recoveries, exclusive of APS (4)	(17)
Increase in Federal and state income tax payments (5)	(6)
Cash flows attributable to operations acquired from APS (exclusive of tax payments or refunds)	25
Other amounts not individually significant, net	(1)
Cash provided by operating activities year ended December 31, 2011	$159

1. The decline in premium receipts is primarily attributable to reduced premium volume. Exclusive of two-year term policies and the business acquired from APS, gross written premiums were $28.4 million lower in 2011. Written premiums associated with two-year term policies increased by approximately $11.4 million in 2011 as compared to 2010; however, approximately half of the written amount is not scheduled to be collected until 2012.

2. Reinsurance contracts are generally for premiums written in a specific annual period, but can remain in effect until all claims under the contract have been resolved. Some contracts require annual settlements while others require settlement only after a number of years have elapsed, thus the amounts paid can vary widely from period to period.

3. The reduction in paid losses reflects fewer claims closed and lower average payments per claim during 2011.
4. The timing of reinsurance recoveries varies from period to period and can depend upon the terms of the applicable reinsurance agreement, the nature of the underlying claim and the timing and amount of underlying loss payments.

5. The increase in tax payments primarily reflects:
a. An increase in estimated tax payments of $16.1 million during 2011 as compared to 2010.
b. Payments of $5.9 million made in 2011 for the 2008 and 2007 tax years as a result of Federal tax return audits conducted by the Internal Revenue Service. The payments reduced tax liabilities recognized prior to January 1, 2011 and did not increase or decrease 2011 tax        expense.    For additional information regarding the Internal Revenue Service audits, see Note 6 of the Notes to Consolidated Financial Statements.

James B. Rosenberg

c. The effect of higher 2011 tax payments was partially offset by a $15.9 million increase in federal tax refunds during 2011. Principally, refunds from capital loss carry backs were higher in 2011 than in 2010 and a refund associated with the APS 2010 pre-acquisition period was received in 2011.

Our operating activities provided positive cash flows of approximately $139.2 million and $75.4 million for the years ended December 31, 2010 and 2009, respectively. Operating cash flows for 2010 and 2009 compare as follows:

(In millions)	Cash Flow Increase (Decrease)
Cash provided by operating activities year ended December 31, 2009	$75
Increase (decrease) in operating cash flows during 2010:
Decrease in premium receipts (1)	(14)
Decrease in payments to reinsurers (2)	22
Decrease in losses paid (3)	51
Decrease in reinsurance recoveries (4)	(10)
Increase due to prior year CHW payment (5)	21
Increase in Federal and state income tax payments (6)	(2)
Other amounts not individually significant, net	(4)
Cash provided by operating activities year ended December 31, 2010	$139

1. The decrease in premium receipts reflects the decline in gross written premium, exclusive of the premium decline that is attributable to policies written on a two-year term. The two-year term affects premiums written but has no effect on the timing of premium receipts. Additionally, approximately $3 million of the decrease in premium receipts is due to premium credits granted to PICA policyholders as part of the acquisition.

2. Reinsurance contracts are generally for premiums written in a specific annual period, but can remain in effect until all claims under the contract have been resolved. Some contracts require annual settlements while others require settlement only after a number of years have elapsed, thus the amounts paid can vary widely from period to period.

3. The decrease in losses reflects lower paid losses at our subsidiaries other than PICA of approximately $69 million offset by an increase in PICA losses paid of $18 million. The PICA increase is principally due to an additional three months of PICA activity in 2010. The timing of our loss payments varies from period to period because the process for resolving claims is complex and occurs at an uneven pace depending upon the circumstances of the individual claim.

4. The timing of reinsurance recoveries varies from period to period and can depend upon the terms of the applicable reinsurance agreement, the nature of the underlying claim and the timing and amount of underlying loss payments.

James B. Rosenberg

5.  In 2009 we paid a judgment in favor of Columbia Hospital for Women Medical Center, Inc. (CHW) (the CHW Judgment) that was entered against our subsidiary, ProAssurance National Capital Insurance Company (PRA National), prior to our acquisition of PRA National. We established a liability related to the judgment and accrued post trial interest at the time PRA National was acquired in 2005.

6. The increase in tax payments primarily reflects:
a. A final estimated payment for the 2009 tax year (paid in 2010) that was lower than the final estimated tax payment for the 2008 tax year (paid in 2009). In 2008 a large portion of taxable income for the year was earned in the fourth quarter; in 2009 taxable income was earned more ratably throughout the year.

b. Estimated payments for the 2010 tax year that are higher than those paid for the 2009 tax year.  Our 2009 tax liability was significantly reduced by tax deductions, primarily the CHW Judgment and losses on the sale of impaired securities, that did not reduce 2009 GAAP income. Our 2010 payments also include an estimated federal tax payment of $3.4 million that relates to the APS pre-acquisition period.

Losses

The following table, known as the Analysis of Reserve Development, presents information over the preceding ten years regarding the payment of our losses as well as changes to (the development of) our estimates of losses during that time period. As noted in the table, ProAssurance has completed various acquisitions over the ten year period which have affected original and re-estimated gross and net reserve balances as well as loss payments.

The table includes losses on both a direct and an assumed basis and is net of anticipated reinsurance recoverables. The gross liability for losses before reinsurance, as shown on the balance sheet, and the reconciliation of that gross liability to amounts net of reinsurance are reflected below the table. We do not discount our reserve for losses to present value. Information presented in the table is cumulative and, accordingly, each amount includes the effects of all changes in amounts for prior years. The table presents the development of our balance sheet reserve for losses; it does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on this table.

The following may be helpful in understanding the Analysis of Reserve Development:

• The line entitled “Reserve for losses, undiscounted and net of reinsurance recoverables” reflects our reserve for losses and loss adjustment expense, less the receivables from reinsurers, each as reported in our consolidated financial statements at the end of each year (the Balance Sheet Reserves).

   The section entitled “Cumulative net paid, as of” reflects the cumulative amounts paid as of the end of each succeeding year with respect to the previously recorded Balance Sheet Reserves.

James B. Rosenberg

• The section entitled “Re-estimated net liability as of” reflects the re-estimated amount of the liability previously recorded as Balance Sheet Reserves that includes the cumulative amounts paid and an estimate of additional liability based upon claims experience as of the end of each succeeding year (the Net Re-estimated Liability).

• The line entitled "Net cumulative redundancy (deficiency)" reflects the difference between the previously recorded Balance Sheet Reserve for each applicable year and the Net Re-estimated Liability relating thereto as of the end of the most recent fiscal year.

<Analysis of Reserve Development Table> (not included in response as no revisions have been made)

In each year reflected in the table, we have estimated our reserve for losses utilizing the management and actuarial processes discussed in Critical Accounting Estimates. Factors that have contributed to the variation in loss development are primarily related to the extended period of time required to resolve professional liability claims and include the following:

• The MPL legal environment deteriorated in the late 1990’s. Beginning in 2000, we recognized adverse trends in claim severity causing increased estimates of certain loss liabilities. We addressed the adverse severity trends through increased rates, stricter underwriting and modifications to claims handling procedures. The expectation of increased claim severity was also considered in establishing our initial reserves for subsequent years. In general, the reserves established at the end of the 1999 to 2001 calendar years have continued to develop unfavorably due to actual severity trends that proved worse than previously estimated, although we did experience some favorable development relative to these reserves in 2011.

• These adverse severity trends then began to moderate, with that moderation becoming more pronounced in 2009, 2010 and 2011. We continue to be cautious in giving full recognition to newer indications that the pace of severity increase has slowed, but have given measured recognition of the improving trends in our reserve estimates, as discussed more fully under “Critical Accounting Estimates – Reserve for Losses and Loss Adjustment Expenses (reserve for losses or reserve).” We have recognized favorable development related to our previously established reserves primarily for accident years 2002 through 2008, giving stronger recognition to a lower severity trend as time elapses and the percentage of closed claims increases.

• A general decline in claim frequency has also been a contributor to favorable loss development.  A significant portion of our policies through 2003 were issued on an occurrence basis, and a smaller portion of our ongoing business results in occurrence-like exposure due to the issuance of extended reporting endorsements. As claim frequency declined, the number of reported claims related to these coverages was less than originally expected.

James B. Rosenberg

Activity in our net reserve for losses during 2011, 2010 and 2009 is summarized below:

	Year Ended December 31
(In thousands)	2011	2010	2009
Balance, beginning of year	$2,414,100	$2,422,230	$2,379,468
Less receivable from reinsurers	277,436	262,659	268,356
Net balance, beginning of year	2,136,664	2,159,571	2,111,112

Reserves acquired from acquisitions	–	82,225	163,946
Incurred related to:
Current year	488,152	455,105	438,368
Prior years	(325,865)	(233,990)	(207,300)
Total incurred	162,287	221,115	231,068

Paid related to:
Current year	(34,240)	(34,593)	(67,900)
Prior years	(264,597)	(291,654)	(278,655)
Total paid	(298,837)	(326,247)	(346,555)
Net balance, end of year	2,000,114	2,136,664	2,159,571
Plus receivable from reinsurers	247,658	277,436	262,659
Balance, end of year	$2,247,772	$2,414,100	$2,422,230

At December 31, 2011 our gross reserve for losses included case reserves of approximately    $1.1 billion and IBNR reserves of approximately $1.1 billion. Our consolidated gross reserve for losses on a GAAP basis exceeds the combined gross reserves of our insurance subsidiaries on a statutory basis by approximately $100.4 million, which is principally due to the portion of the GAAP reserve for losses that is reflected for statutory accounting purposes as unearned premiums. These unearned premiums are applicable to extended reporting endorsements (“tail” coverage) issued without a premium charge upon death, disability or retirement of an insured who meets certain qualifications

Reinsurance

We use reinsurance to provide capacity to write larger limits of liability, to provide protection against losses in excess of policy limits, and to stabilize underwriting results in years in which higher losses occur. The purchase of reinsurance does not relieve us from the ultimate risk on our policies, but it does provide reimbursement from the reinsurer for certain losses paid by us.

We generally reinsure professional liability risks under annual treaties pursuant to which the reinsurer agrees to assume all or a portion of all risks that we insure above our individual risk retention of $1 million per claim, up to the maximum individual limit offered (currently $16 million). Historically, the professional liability per claim retention level has varied between 90% and 100% of the first $1 million and between 0% and 5% of claims exceeding those levels depending on the coverage year and the state in which business was written. We also insure some large professional liability risks that are above the limits of our basic reinsurance treaties. These risks are reinsured on a facultative basis, whereby the reinsurer agrees to insure a particular risk up to a designated limit.

Our primary reinsurance agreements are negotiated annually at October 1. There was no significant change in the cost or structure of the agreements renewed on October 1, 2011.

Our risk retention level is dependent upon numerous factors including our risk tolerance and the capital we have to support it, the price and availability of reinsurance, volume of business, level of experience with a particular set of claims and our analysis of the potential underwriting results. We purchase reinsurance from a number of companies to mitigate concentrations of credit risk. We utilize a reinsurance broker to assist us in the placement of our reinsurance coverage and in the analysis of the credit quality of our reinsurers. We base our reinsurance buying decisions on an evaluation of the then-current financial strength, rating and stability of prospective reinsurers. However, the financial strength of our reinsurers, and their corresponding ability to pay us, may change in the future due to forces or events we cannot control or anticipate.

The following table identifies those reinsurers for which our recoverables for both paid and unpaid claims (net of amounts due to the reinsurer) and our prepaid balances are $10 million or more as of December 31, 2011:

(In thousands) Reinsurer	Domiciliary Country	A.M. Best Company Rating	Net Amounts Due From Reinsurer
Hannover Rueckversicherung AG	Germany	A	$36,455
Aspen Insurance UK, Ltd.	United Kingdom	A	$24,775
Transatlantic Reinsurance Company	United States	A	$23,306
General Reinsurance Corporation	United States	A++	$12,718

Taxes

During the fourth quarter of 2011 we received a preliminary draft audit report from the IRS regarding its audit of our 2009 federal income tax return stating that the IRS intends to disallow a substantial portion of the loss and loss adjustment expense deduction taken on our 2009 return.  The proposed adjustment represents a temporary timing difference and impacts the timing of deductions, rather than their allowance, and would shift tax from deferred to current tax expense but would not increase total tax expense. As now written, the preliminary draft audit report would require that we reduce our current deduction for loss and loss adjustment expenses, thereby increasing our current tax liability by approximately $100 million including interest associated with the timing of the payment. For financial reporting purposes, the tax liability asserted in the preliminary draft audit report would be offset, excluding the interest component, by the establishment of a deferred tax asset in recognition that these losses and loss adjustment expenses will be deductible in future periods. We believe that our loss and loss adjustment expense deduction was computed in a manner consistent with tax law, our past practices, and the practices of other MPL insurers. We remain in discussions with the IRS, challenging the position asserted in the preliminary draft audit report. There are other taxpayers with legal actions pending against the IRS in the United States Tax Court challenging IRS audit findings with regard to loss and loss adjustment expense deductions, and any rulings on these cases may influence the timing and amount of any asserted additional tax liability in any final report we receive from the IRS, and in our response to the final report. Any payments made would come out of our cash and investments and could impact future investment earnings, but, except for interest on past-due taxes if any, recorded tax expense will not change. We do not know when a final audit report will be received from the IRS, or the amount of additional tax payments or interest that might be asserted.

Litigation

We are involved in various legal actions related to insurance policies and claims handling including, but not limited to, claims asserted by policyholders. These types of legal actions arise in the ordinary course of business and, in accordance with GAAP for insurance entities, are considered as a part of our loss reserving process, which is described in detail under “Critical

James B. Rosenberg

Accounting Estimates – Reserve for Losses and Loss Adjustment Expenses (reserve for losses or reserve).”

Investing Activities and Related Cash Flows

<Investment Exposures> (not included in response as no revisions have been made)

A detailed listing of our investment holdings as of December 31, 2011 is presented in an Investor Supplement we make available in the Investor Relations section of our website, www.proassurance.com or directly at www.proassurance.com/investorrelations/supplemental.aspx.

We manage our investments to ensure that we will have sufficient liquidity to meet our obligations, taking into consideration the timing of cash flows from our investments, including interest payments, dividends and principal payments, as well as the expected cash flows to be generated by our operations. In addition to the interest and dividends we will receive we anticipate that between $50 million and $100 million of our investments will mature (or be paid down) each quarter of the next year and become available, if needed, to meet our cash flow requirements. The primary outflow of cash at our insurance subsidiaries is related to paid losses and operating costs, including income taxes. The payment of individual claims cannot be predicted with certainty; therefore, we rely upon the history of paid claims in estimating the timing of future claims payments. To the extent that we may have an unanticipated shortfall in cash we may either liquidate securities or borrow funds under existing borrowing arrangements through our $150 million credit facility and the FHLB system. However, given the relatively short duration of our investments, we do not foresee any such shortfall. Additional information regarding the credit facility is discussed in Note 10 of the Notes to Consolidated Financial Statements.

Our investment portfolio continues to be primarily composed of high quality fixed income securities with approximately 96% of our fixed maturities being investment grade securities as determined by national rating agencies. The weighted average effective duration of our fixed maturity securities at December 31, 2011 is 3.9 years; the weighted average effective duration of our fixed maturity securities combined with our short-term securities is 3.8 years.

We increased our investment in tax credit limited partnerships by an additional $32 million during 2011. These investments are comprised of multiple separate limited partner interests designed to generate investment returns by providing tax benefits to investors in the form of project operating losses and tax credits. The related properties are principally low income housing properties. The $86.8 million carrying value of the partnerships reflects the commitments to the partnerships (less amortization) of which approximately $49.3 million is not yet funded as of December 31, 2011. During 2010, we invested $60 million in tax credit limited partnerships ($47 million of which was committed but unfunded).

During 2010, we reduced our BOLI investment by redeeming approximately $16 million of its cash surrender value. This redemption triggered an additional tax liability of approximately $1.3 million, which we recognized during 2010.

James B. Rosenberg

European Debt Exposure

We have no direct European sovereign debt exposure. We have indirect exposure through our investments in debt securities and through our reinsurance receivables. Issuers of our debt securities and our reinsurers may hold European sovereign debt or have counterparty exposure to European banks or European corporations.  Entities that have significant European exposure may suffer credit downgrades due to European sovereign debt exposure or due to European creditor exposure, if they have significant business in the Euro-zone or Eurocurrency denominated business should either or both fail, or should a severe European recession arise.

At December 31, 2011 we hold debt securities totaling $115.3 million (3% of our total investments) where the issuer is domiciled in Europe or the underlying revenue stream supporting the security is European. Of our European issuers, we believe those in the financial sector are most likely to suffer loss in the event of a European economic crisis. A summary of these debt securities by country follows (country designation is based on the underlying revenue stream of the security):

	European Debt Exposure by Country and Industry Type
(in millions)	Total Exposure	Financial Institutions	Industrial & Utilities	Energy & Communication
United Kingdom	$51.1	$19.4	$21.0	$10.7
Netherlands	19.8	3.8	4.9	11.1
France	11.3	2.8	5.0	3.5
Germany	9.4	9.0	–	0.4
Switzerland	8.9	8.9	–	–
Spain	4.2	1.4	–	2.8
Luxembourg	2.2	–	1.7	0.5
Russia	2.1	–	–	2.1
Sweden	2.1	2.1	–	–
Norway	2.0	0.8	1.2	–
Denmark	1.6	1.6	–	–
Austria	0.6	–	0.6	–
	$115.3	$49.8	$34.4	$31.1

Our investments outside of Europe, and particularly our financial sector investments, could also be negatively affected by a significant European economic crisis. Our financial sector investments outside of Europe approximate $332.5 million at December 31, 2011. Also, our reinsurers typically operate globally and have large investment portfolios which may be linked directly or indirectly to the European economy. Our reinsurance receivables total $251.8 million at December 31, 2011, and two of our largest reinsurers are domiciled in Europe (see page 52).

We do not currently write insurance policies in Europe and do not have any notes or accounts receivable from European issuers, exclusive of our reinsurance receivables.

Acquisitions

On November 30, 2010, we acquired 100% of the outstanding shares of APS, a MPL provider principally insuring physicians in the state of Texas, in a transaction valued at $237 million including cash paid of $233 million and liabilities assumed of $4 million.

On April 1, 2009 we acquired Podiatry Insurance Company of America and subsidiaries (PICA) through a cash sponsored demutualization as a means of expanding our professional liability insurance operations. PICA provides professional liability insurance primarily to podiatric physicians, chiropractors and other healthcare providers throughout the United States.

James B. Rosenberg

We purchased all of PICA’s outstanding stock created in the demutualization for $135 million in cash, of which $15 million was a surplus contribution to be used to provide renewal premium credits to eligible policyholders over a three year period beginning in 2010.

In the first quarter of 2009 we acquired 100% of the outstanding shares of Mid-Continent General Agency, Inc., now ProAssurance Mid-Continent Underwriters, Inc., (Mid-Continent), and Georgia Lawyers Insurance Company (Georgia Lawyers), as a means of expanding our professional liability business. These acquisitions were not material to ProAssurance individually or in the aggregate.

Financing Activities and Related Cash Flows

Treasury Shares

We reacquired approximately 341,000 common shares having a total cost of $21.0 million during the year ended December 31, 2011. We repurchased approximately 1.9 million common shares having a total cost of $106.3 million during the year ended December 31, 2010. During 2011 we also reacquired approximately 6,900 forfeited employer match shares (cost basis of $0.4 million) due to the termination of the ProAssurance Corporation Stock Ownership Plan. Approximately 9,000 treasury shares having a fair value of approximately $0.7 million were reissued to the ProAssurance Corporation 2011 Stock Ownership Plan participant accounts in 2011. Additional information regarding both ProAssurance Corporation Stock Ownership Plans is provided in Note 12 of the Notes to Consolidated Financial Statements.

At December 31, 2011 we have approximately $188.4 million in authorizations from our Board available for use for the repurchase of common shares or the retirement of outstanding debt.

Shareholder Dividends

During 2011 the Board of Directors of ProAssurance instituted a cash dividend policy under which we declared two dividends of $0.25 per common share, approximately $15.3 million in total, of which $0.25 per share, or approximately $7.6 million in total, was paid in January 2012. Any decision to pay future cash dividends is subject to the Board’s final determination after a comprehensive review of financial performance, future expectations and other factors deemed relevant by the Board. The liability for unpaid dividends is included in Other Liabilities.

Debt

Our long-term debt as of December 31, 2011 is comprised of the following:

($ in thousands)	Contractual Rate		Outstanding Principal	Carrying Value December 31, 2011
Trust Preferred Securities due 2034	4.3	% (1)	$22,992	$22,992
Surplus Notes due May 2034	4.4	% (1)	12,000	12,000
Note Payable due February 2019 (2)	6.6	% (3)	17,112	14,180
Note Payable due February 2012	3.3	% (4)	517	515
				$49,687

(1) Adjusted quarterly based on LIBOR.
(2) The 2019 Note Payable is valued at fair value. See Note 10 of the Notes to Consolidated Financial Statements.
(3) A related interest rate swap fixes rate at 6.6%. Swap is settled monthly. See Note 10 of the Notes to Consolidated Financial Statements.
(4) Adjusted quarterly based on the U.S. prime rate.

James B. Rosenberg

All of our long-term debt is currently repayable or redeemable, with proper notice, at a date no later than the next quarterly or semi-annual interest payment date. Insurance department approval is required for redemption of surplus notes. During the second quarter of 2011, we entered into a revolving credit agreement that expires April 15, 2014. The agreement allows us to borrow up to $150 million that would be used for general corporate purposes, including, but not limited to, short-term working capital, share repurchases as authorized by the Board, and support for other activities we enter into in the normal course of business. To date, we have not borrowed any funds under the agreement. We are also a member of the FHLB. Through membership, we have access to cash advances which can be used for liquidity purposes or other operational needs. To date, we have not established a FHLB line of credit or materially utilized our membership.

ProAssurance is currently in compliance with all covenants associated with its borrowing arrangements. Additional information regarding our debt is provided in Note 10 of the Notes to Consolidated Financial Statements.

Off Balance Sheet Arrangements/Guarantees

We have no significant off-balance sheet arrangements or guarantees.

Contractual Obligations

A schedule of our non-cancelable contractual obligations at December 31, 2011 follows:

	Payments due by period
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loss and loss adjustment expenses	$2,247,772	$548,972	$704,112	$467,295	$527,393
Long-term debt obligations including interest*	94,226	3,877	6,444	5,975	77,930
Operating lease obligations	17,487	2,349	4,625	3,586	6,927
LP/LLC commitments	97,107	57,827	37,786	688	806
Total	$2,456,592	$613,025	$752,967	$477,544	$613,056

*Includes projected payments due on interest rate swap associated with our long term debt.

We believe that our operating cash flow and funds maturing from our investment portfolio are adequate to meet our contractual obligations.

For the purposes of this table, all long-term debt is assumed to be settled at its contractual maturity and interest on variable rate long-term debt is calculated using interest rates in effect at December 31, 2011. The anticipated payout of loss and loss adjustment expenses is based upon our historical payout patterns. Both the timing and amount of these payments may vary from the payments indicated. Our operating lease obligations are primarily for the rental of office space and office equipment.

Each of our debt instruments allows for repayment before maturity, at our option, on or after certain dates. For more information on our debt see Note 10 of the Notes to Consolidated Financial Statements.

James B. Rosenberg

Comment 2:

Please provide us proposed disclosure to be included in future periodic reports to include the break-out of your investment in state and municipal bonds between pre-refunded, general obligation and special revenue bonds.

Response to Comment 2:

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, we will revise our disclosure in the Investment Exposures table in the Liquidity and Capital Resources and Financial Condition section of Management’s Discussion and Analysis to break-out our investment in state and municipal bonds between pre-refunded, general obligation and special revenue bonds.  We propose revising our future disclosures as follows:

Investment Exposures

State and Municipal Bonds
Pre-refunded	xxx,xxx	xx,xxx	xxx	XX	xx%
General obligation	xxx,xxx	xx,xxx	xxx	XX	xx%
Special revenue	xxx,xxx	xx,xxx	xxx	XX	xx%

Comment 3:
Your 2011 favorable development of $385 million for prior years’ reserves is significantly higher than previous years and is significant to both the beginning reserve balance and your net income.  You have provided a breakdown of the favorable development on page 34 by year.  Please provide us proposed disclosure to explain and quantify the factors that resulted in the significant increase in the favorable development in prior years’ reserves.

Response to Comment 3:

The favorable development that we have experienced over the past several years has been driven by a lower than expected level of claims severity. From 2004 to 2009 we, as well as other medical professional liability insurers, experienced an unprecedented decline in claims frequency.  In response to the decline in frequency we anticipated a largely offsetting increase in severity and as a result continued to reserve initial accident year losses in line with our historical loss experience. As losses have been resolved actual severity results to date have turned out to be less than management initially estimated.  As a result we have recognized a significant amount of favorable development in recent years.  This is consistent with other medical professional liability insurers, who viewed the decline in frequency in a similar light.  A recent compilation of financial results of medical professional liability specialty insurers indicated that these insurers have cumulatively recognized favorable development during the 2005 to 2011 fiscal years totaling $6.7 billion with $3.9 billion (58%) of the total being recognized in 2009 (19%), 2010 (20%) and 2011 (19%).  We recognized favorable development during the 2005 to 2011 fiscal years totaling $1.7 billion with $0.8 billion (69%) of the total being recognized in 2009(19%), 2010 (21%), and 2011 (29%).

James B. Rosenberg

While a given change in a single variable might be identified as causing a specific effect on overall loss reserves, isolating the financial impact of a variance in a single variable is generally not practical given the number of accident years and partitions of our data that may be impacted by such a variance.  Striving to provide as much detail as possible to assist a reader of our financial statements to understanding our reserves for losses, we provided detail on key variables in our reserving process that impact the amount of development we recognize such as the percentage of claims closed by accident year for all periods presented and our current severity trend assumption.

We believe that the information provided in our 10K can be better organized to help the reader understand our reserving process and the rationale for the decisions made in performing the process.  Further, in order to enhance the information provided to users and to address your comments, we respectfully propose making the following revisions in future annual reports on Form 10K filings within the Management’s Discussion and Analysis of Financial Condition and Results of Operations under the section Critical Accounting Estimates-Reserve for Losses and Loss Adjustment Expenses:

Reserve for Losses and Loss Adjustment Expenses

The largest component of our liabilities is our reserve for losses and loss adjustment expenses (reserve for losses or reserve), and the largest component of expense for our operations is incurred losses and loss adjustment expenses (also referred to as “loss and loss adjustment expenses”, “incurred losses”, “losses incurred”, and “losses”). Incurred losses reported in any period reflect our estimate of losses incurred related to the premiums earned in that period as well as any changes to our estimates of the reserve established for losses of prior periods.

The estimation of professional liability losses is inherently difficult and requires complex and sophisticated actuarial analysis. Ultimately, management is responsible for determing its best estimate of losses.  Loss costs, even for claims with similar characteristics, can vary significantly depending upon many factors, including but not limited to: the nature of the claim and the personal situation of the claimant or the claimant’s family, the outcome of jury trials, the legislative and judicial climate where the insured event occurred, general economic conditions and, for MPL claims, the trend of healthcare costs. Professional liability claims are typically resolved over an extended period of time, often five years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss cost estimation process that requires both skills and judgment, and such estimates require periodic revision.

Our reserves are established by management after taking into consideration a variety of factors including premium rates, claims frequency, historical paid and incurred loss development trends, the effect of inflation, general economic trends, the legal and political environment, and the conclusions reached by our internal and consulting actuaries. We update and review the data underlying the estimation of our reserve for losses each reporting period and make adjustments to loss estimation assumptions that we believe best reflect emerging data. Both our internal and consulting actuaries perform an in-depth review of our reserve for losses on at least a semi-annual basis using the loss and exposure data of our insurance subsidiaries. We partition our reserves by accident year, which is the year in which the claim becomes our liability. As claims are incurred (reported) and claim payments are made, they are aggregated by accident year for

James B. Rosenberg

analysis purposes. We also partition our reserves by reserve type: case reserves and IBNR reserves. Case reserves are established by our claims department based upon the particular circumstances of each reported claim and represent our estimate of the future loss costs (often referred to as expected losses) that will be paid on reported claims. Case reserves are decremented as claim payments are made and are periodically adjusted upward or downward as estimates regarding the amount of future losses are revised; reported loss is the case reserve at any point in time plus the claim payments that have been made to date. IBNR reserves represent our estimate of losses that have been incurred but not reported to us and future developments on losses that have been reported to us.

At a high level our reserving process can be broadly grouped into two areas, the establishment of initial or current accident year reserves and the re-estimation of prior year’s loss reserves.  Activity in our net reserve for losses during 2011, 2010 and 2009 is summarized on page xx.

Initial Reserve Estimates

In establishing our initial reserves for a given accident year, due to the lack of available data for both open and closed claims for that accident year, we heavily rely on the loss assumptions that are used in our pricing models. Historically, and at present, we utilize loss ratios that are approximately 8 to 10 percentage points above the ratios incorporated within the pricing targets for that accident year. We believe this considers inherent risks associated with our rate development process and the historic volatility of professional liability losses (the industry has experienced accident year loss ratios as high as 163% and as low as 57% over the past 30 years) and produces a reasonable best estimate of the reserves required to cover actual ultimate unpaid losses. In the current environment this equates to an initial loss ratio of approximately 85% as compared to an average loss ratio of approximately 75% assumed in our pricing.

Re-estimation of Prior Years’ Loss Reserves

Process

The foundation of our reserve re-estimation process is an actuarial analysis that is performed by both our internal and outside consulting actuaries.  The very detailed analysis projects ultimate losses on a line of business, geographic, coverage layer and accident year basis.  The procedure is intended to balance the use of the most representative data for each partition, capturing its unique patterns of development and trends.  In all there are approximately 140 different partitions of our business for purposes of this analysis.  We believe that the use of consulting actuaries provides an independent view of our loss data as well as a broader perspective on industry loss trends.

The analysis performed by the consulting actuaries analyzes each partition of our business in a variety of ways and uses multiple actuarial methodologies in performing these analyses, including:

James B. Rosenberg

Bornhuetter-Ferguson (Paid and Reported) Method
Paid Development Method
Reported Development Method
Average Paid Value Method
Average Reported Value Method
Backward Recursive Method

A brief description of each method follows.

Bornhuetter-Ferguson Method. We use both the Paid and the Reported Bornhuetter-Ferguson methods. The Paid method assigns partial weight to initial expected losses for each accident year (initial expected losses being the first established case and IBNR reserves for a specific accident year) and partial weight to paid to-date losses. The Reported method assigns partial weight to the initial expected losses and partial weight to current expected losses. The weights assigned to the initial expected losses decrease as the accident year matures.

Paid Development and Reported Development Method. These methods use historical, cumulative losses (paid losses for the Paid Development Method, reported losses for the Reported Development Method) by accident year and develop those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years, adjusted as deemed appropriate for the expected effects of known changes in the claim payment environment (and case reserving environment for the Reported Development Method), and, to the extent necessary, supplemented by analyses of the development of broader industry data.

Average Paid Value and Average Reported Value Methods. In these methods, average claim cost data (paid claim cost for the Average Paid Value Method and reported claim cost for the Reported Value Method) is developed to an ultimate average cost level by report year based on historical data. Claim counts are similarly developed to an ultimate count level. The average claim cost (after rounding and adjustment, if necessary, to accommodate report year data that is not considered to be predictive) is then multiplied by the ultimate claim counts by report year to derive ultimate loss and ALAE.

Backward Recursive Development Method. This method is an extrapolation on the movements in case reserve adequacy in order to estimate unpaid loss costs. Historical data showing incremental changes to case reserves over progressive time periods is used to derive factors that represent the ratio of case reserve values at successive maturities. Historical claims payment data showing the additional payments in progressive time periods is used to derive factors that represent the portion of a case reserve paid in the following period. Starting from the most mature period, after which all of the case reserve is paid and the case reserve is exhausted, the next prior ultimate development factor for the prior case reserve can be calculated as the case factor times the established ultimate development factor plus the paid factor. For each successive prior maturity, the ultimate development factor is calculated similarly. The result of multiplying the ultimate development factor times the case reserve is the total indicated unpaid amount.

James B. Rosenberg

Generally, methods such as the Bornhuetter-Ferguson method are used on more recent accident years where we have less data on which to base our analysis. As time progresses and we have an increased amount of data for a given accident year, we begin to give more confidence to the development and average methods, as these methods typically rely more heavily on our own historical data. These methods emphasize different aspects of loss reserve estimation and provide a variety of perspectives for our decisions.

Certain of the methodologies utilized to estimate the ultimate losses for each partition of our reserves consider the actual amounts paid.  Paid data is particularly influential when a large portion of known claims have been closed, as is the case for older accident year.  In selecting a point estimate for each partition, management considers the extent to which trends are emerging consistently for all partitions and known industry trends.  Thus, actual, rather than estimated severity trends are given consideration.  When actual severity trends are lower than those estimated at the time that reserves were initially established, the recognition of favorable development is indicated.  This is particularly true for older accident years where our actuarial methodologies give more weight to actual loss costs (severity).

The various actuarial methods discussed above are applied in a consistent manner from period to period. In addition, we perform statistical reviews of claims data such as claim counts, average settlement costs and severity trends when establishing our reserves.

We utilize the selected point estimates of ultimate losses to develop estimates of ultimate losses recoverable from reinsurers, based on the terms of our reinsurance agreements. An overall estimate of the amount receivable from reinsurers is determined by combining the individual estimates. Our net reserve estimate is the gross reserve point estimate less the estimated reinsurance recovery.

Use of Judgment

Even though the actuarial process is highly technical, it is also highly judgmental, both as to the selection of the data used in the various actuarial methodologies (e.g., initial expected loss ratios and loss development factors) and in the interpretation of the output of the various methods used.  Each actuarial method generally returns a different value and for the more recent accident years the variations among the various methodologies can be significant.  For each partition of our reserves, the results of the various methods, along with the supplementary statistical data regarding such factors as closed with and without indemnity ratios, claim severity trends the and the expected duration of such trends, changes in the legal and legislative environment and the current economic environment, are used to develop a point estimate based upon management’s judgment and past experience. The process of selecting the point estimate is based upon the judgment of management taking into consideration the actuarial methods and other environmental factors discussed previously. For each partition of our reserves, we select a point estimate with due regard for the age, characteristics and volatility of the subset of the business, the volume of data available for review and past experience with respect to the accuracy of estimates. The series of selected point estimates is then combined to produce an overall point estimate for ultimate losses.

James B. Rosenberg

Given the historical volatility of the MPL line of business both our internal consulting actuaries and management are cautious in giving full credibility to emerging trends that, when more fully mature, may lead to the recognition of either favorable or adverse development of our losses.  There may be trends, both positive and negative, reflected in the numerical data both within our own information and in the border MPL marketplace that mitigate or reverse as time progresses and additional data becomes available.

Over the past several years the most influential factor effecting our analysis of reserves has been the changes, or lack thereof, in the severity of claims.

Severity is defined as the average cost of resolving claims. The severity trend assumption is a key assumption for both pricing models and actuarial estimation of reserves. The severity trend is an explicit component of our pricing models, whereas in our reserving process the severity trend’s impact is implicit. Our estimate of this trend and our expectations about changes in this trend impacts a variety of factors, from the selection of expected loss ratios to the ultimate point estimates established by management.

Because of the implicit and wide-ranging nature of severity trend assumptions on the loss reserving process it is not practical to specifically isolate the impact of changing severity trends.  However, because severity is an explicit component of our pricing process we can better isolate the impact that changing severity can have on our loss costs and loss ratios as regards our pricing models. Our current pricing model assumes a severity trend of 3% to 4% in most states and lines of business. If the severity trend were to be higher by 1 percentage point, the impact would be an increase in our expected loss ratio of 3.2 percentage points. An increase in the severity trend of 3 percentage points would result in a 10.1 percentage point increase in our expected loss ratio. Due to the long tailed nature of MPL claims and the previously discussed historical volatility of loss costs, selection of a severity trend assumption is a subjective process that is inherently likely to prove inaccurate over time. Given this long-tail and the previously discussed historical volatility of loss costs, we are generally cautious in making changes to the severity assumptions within our pricing model. Also of note is that all open claims and accident years are generally impacted by a change in the severity trend, which compounds the effect of such a change.

From 2004 to 2009 both our internal and consulting actuaries have observed an unprecedented reduction in the frequency of claims (or number of claims per exposure unity) that cannot be attributed to any single factor, which has complicated the selection of an appropriate severity trend for our pricing models.  It has also made it more challenging to factor severity into the various actuarial methodologies discussed above. We believe that much of the reduction in claim frequency is the result of a decline in the filing of frivolous lawsuits that have historically been dismissed or otherwise result in no payment of indemnity on the part of our insureds. With fewer frivolous claims being filed we expect that the claims that are filed have the potential for greater average losses, or greater severity. As a result, we cannot be certain as to the impact this decline will ultimately have on the average cost of claims. Based on a weighted average of payments, only 85% are resolved after eight years for a given accident year. Due to this long tail, it can take several years before we are able to determine what impact, if any, if the decline in frequency has indeed resulted in a related increase in severity.

James B. Rosenberg

Loss Development

We recognized favorable development related to prior accident years of $325.9 million for the year ended December 31, 2011 and $234.0 million for the year ended December 31, 2010. In support of our concern that the decline in frequency will result in a higher severity trend, we have seen our closed-with-indemnity-payment ratio (i.e., the number of claims closed with an indemnity or loss payment as compared to the total number of closed claims)  increase from 7% in 2005 to 14% in 2011.  While this trend has been in keeping with our expectations it has not yet resulted in the expected increase in severity.  We have experienced lower than expected severity which has been the primary driver of the favorable development.  The following tables present additional information about our loss development:

Estimated Ultimate Losses, Net of Reinsurance (ultimates for 2010 and 2009 include ultimates associated with the reserves assumed in 2010 business combinations).

(In thousands)	2011	2010	2009
2011	$488,152	N/A	N/A
2010	490,061	$493,354	N/A
2009	475,676	497,766	$495,762
2008	459,299	510,861	515,896
2007	436,577	498,240	535,098
2006	379,692	438,487	505,905
2005	387,280	423,380	465,639
2004	367,656	406,944	445,126
2003and 2002	966,949	997,264	1,023,145
Prior	4,630,624	4,653,383	4,673,744

Reserve Development, (favorable) unfavorable:

(In thousands)	2011	2010
2010	$(3,293)	N/A
2009	(22,090)	$2,004
2008	(51,562)	(5,035)
2007	(61,663)	(36,858)
2006	(58,795)	(67,418)
2005	(36,100)	(42,259)
2004	(39,288)	(38,182)
2003 and 2002	(30,315)	(25,881)
Prior	(22,759)	(20,361)

An extended period of time is required to get a clear estimate of the loss cost for a given accident year. As an example, at the end of 2009 we had resolved 69.7% of the known claims for the 2007 accident year. This statistic is based on the number of reported claims; since many non-meritorious claims are resolved early, the percentage of ultimate loss payments known at the same point in time is considerably lower. At the end of 2010, this had increased by 18.4% to 82.5% of the known claims and by the end of 2011 approximately 89.5% of known claims had been resolved. A similar pattern can be seen in each open accident year as demonstrated in the table above. Historically we have resolved more than 85% of our physician and hospital

James B. Rosenberg

professional liability claims with no indemnity payment and generally these claims are the first to be resolved. As an accident year matures, we see an increase in the number of claims that are resolved with indemnity payments. In a similar fashion, we typically expend more in loss adjustment expenses (legal fees) as claims mature.

The following table represents the percentage of known MPL claims closed:

Accident Year	2011	2010	2009
2011	13.2%	N/A	N/A
2010	45.3%	16.4%	N/A
2009	67.7%	46.3%	17.0%
2008	83.1%	71.2%	46.2%
2007	89.5%	82.5%	69.7%
2006	94.7%	90.0%	81.4%
2005	96.9%	94.4%	89.5%
2004	98.3%	96.8%	93.7%
2003, 2002 and 2001	98.6%	97.8%	96.2%

Based upon the additional claims closed during 2011, 2010 and 2009, as shown above, and the continuation of better than expected severity trends, management reduced its expected ultimate losses in both 2011 and 2010 resulting in the recognition of corresponding amounts of favorable development in the income statements of those periods. The reduction in 2011 was greater than in 2010 as the continued lack of increase in the severity trend, in spite of the increase in the ratio of claims closed with indemnity, influenced management’s judgment both the older years where this trend has more fully played out and more recent years.  Management has now assumed the moderate severity trend to be more sustainable and thus has given it more credibility in the more recent accident years even though these accident years are not as fully developed.   This can be seen in looking at both the absolute amount of favorable reserve development recognized in the less developed years as well as the size of such development when compared to the immediately preceding year’s outstanding loss reserves.  On an absolute basis in 2011 we recognized $76.9 million of favorable development from the three most recent accident years (2008 – 2010).  In 2010 we recognized only $39.9 million in favorable development from the then three most recent accident years (2007-2009).  In 2011 the favorable development for the three most recent accident years represented 5.2% of the reserves outstanding in the immediately preceding years (i.e., the reserves outstanding at the end of 2010 for accident years 2008 – 2010).  In 2010 the favorable development for the comparable period represented 2.6% of the reserves outstanding in the immediately preceding year (i.e., the reserves outstanding at the end of 2009 for accident years 2007 – 2009).  Although we remain uncertain regarding the ultimate severity trend, we have also gradually reduced the premium rates we charge from 2006 to 2011 in response to the lower loss costs that we have experienced.  This results in relatively lower initial reserves for these accident years.

James B. Rosenberg

Variability of Loss Reserves

As previously noted, the number of data points and variables considered and the subjective process followed in establishing our loss reserve makes it impractical to isolate individual variables and demonstrate their impact on our estimate of loss reserves. However, to provide a better understanding of the potential variability in our reserves, we have modeled implied reserve ranges around our single point net reserve estimates for our professional liability business assuming different confidence levels. The ranges have been developed by aggregating the expected volatility of losses across partitions of our business to obtain a consolidated distribution of potential reserve outcomes. The aggregation of this data takes into consideration the correlation among our geographic and specialty mix of business. The result of the correlation approach to aggregation is that the ranges are narrower than the sum of the ranges determined for each partition.

We have used this modeled statistical distribution to calculate an 80% and 60% confidence interval for the potential outcome of our net reserve for losses. The high and low end points of the distributions are as follows:

	Low End Point	Carried Net Reserve	High End Point
80% Confidence Level	$1.510 billion	$2.000 billion	$2.556 billion
60% Confidence Level	$1.648 billion	$2.000 billion	$2.320 billion

Any change in our estimate of net ultimate losses for prior years is reflected in net income in the period in which such changes are made. Over the past several years such changes have been to reduce our estimate of net ultimate losses, resulting in a reduction of reported losses for the period and a corresponding increase in income.
Due to the size of our reserve for losses and the large number of claims outstanding at any point in time, even a small percentage adjustment to our total reserve estimate could have a material effect on our results of operations for the period in which the adjustment is made.

Comment 4:

You start your earnings release with the disclosure of a non-GAAP financial measure, operating income.  In addition, you present operating income per share which is a non-GAAP measure before net income per share.  Please provide us proposed revised disclosures to be included in future earnings releases that balance these non-GAAP performance measures with a discussion of the most comparable GAAP measure.  Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures.  Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Response to Comment 4:

In future filings, beginning with the Form 8-K that will be filed on August 6, 2012, ProAssurance will revise the earnings release to precede discussions of Non-GAAP financial measures, specifically operating income and operating earnings per share, with discussions of the comparable and more prominent GAAP financial measures. Our proposed revisions are as follows:

James B. Rosenberg

      “ProAssurance Corporation (NYSE:PRA) reports Net Income of $56 million, or $1.80 per diluted share for the first quarter of 2012.  Gross Premiums Written were $170 million, a 6% increase over the year-ago quarter. Book Value per share is $72.33 at the end of the first quarter of 2012, Shareholders' Equity is $2.2 billion and Total Assets topped $5 billion for the first time in the Company's history. Operating Income is $48 million or $1.56 per diluted share for the first quarter of 2012.

Earnings per Share
	Three Months Ended March 31,
	2012	2011
Weighted average number of common shares outstanding (in 000's)
Basic	30,589	30,616
Diluted	30,852	30,853
Net Income per share (Basic)	$1.82	$1.56
Net Income per share (Diluted)	$1.80	$1.55
Operating Income per share (Diluted)	$1.56	$1.46

Any questions regarding the above responses can be directed to me at (205) 802-4718.

Thank you for your attention to this filing and response.

Sincerely,

/s/ Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer